UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 333-205966-01
Ford Credit Auto Owner Trust 2015-C
(Exact name of registrant as specified in its charter)

c/o Ford Credit SPE Management Office
c/o Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802
One American Road
Dearborn, Michigan 48126
(313) 594-3495
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

0.38% Asset Backed Notes, Class A-1
0.95% Asset Backed Notes, Class A-2a
One-month LIBOR + 0.36% Asset Backed Notes, Class A-2b
1.41% Asset Backed Notes, Class A-3
1.74% Asset Backed Notes, Class A-4
2.01% Asset Backed Notes, Class B
2.26% Asset Backed Notes, Class C

(Titles of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(l)(i)	[ ]
Rule 12h-3(b)(l)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ x ]

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Ford Credit Auto Owner Trust 2015-C has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD CREDIT AUTO OWNER TRUST 2015-C

By: FORD MOTOR CREDIT COMPANY LLC, as Servicer

By:	/s/ Nathan A. Herbert
Name: Nathan A. Herbert
Title: Assistant Secretary

Dated: August 7, 2019